Mail Stop 4720

January 20, 2010

Greg Wujek
President and Chief Executive Officer
PhytoMedical Technologies, Inc.
100 Overlook Drive, 2nd Floor
Princeton, New Jersey, 08540

> **Re: PhytoMedical Technologies, Inc.**
> **Information Statement on Schedule 14C**
> **Filed January 7, 2010**
> **File No. 000-28790**

Dear Mr. Wujek:

We have completed our review of your information statement on Schedule 14C and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director